UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 20)

CLINICAL DATA, INC.
(Name of Issuer)

COMMON STOCK, $.01 par value per share
(Title of Class of Securities)

18725U109
(CUSIP Number)

Third Security, LLC
The Governor Tyler
1881 Grove Avenue
Radford, Virginia 24141
Attention: Marcus E. Smith, Esq.
Telephone No.: 540-633-7971
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:
John Owen Gwathmey, Esq.
Troutman Sanders LLP
Troutman Sanders Building
1001 Haxall Point
Richmond, Virginia 23219

July 17, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement
on Schedule 13G to report the acquisition which is the
subject of this Schedule 13D, and is filing this
schedule because of Rules 13d-1(e), (f) or (g),
check the following box ☐.

Page 1 of 11 Pages

CUSIP No. 18725U109	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Randal J. Kirk
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ______________	7.	SOLE VOTING POWER 1,066,991
	8.	SHARED VOTING POWER 5,211,665
	9.	SOLE DISPOSITIVE POWER 1,066,991
	10.	SHARED DISPOSITIVE POWER 5,211,665
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,278,656
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 18725U109	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RJK, L.L.C. I.R.S. Identification No.: 54-1816015
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ______________	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 731,083
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 731,083
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 731,083
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.60%
14.	TYPE OF REPORTING PERSON OO - limited liability company

CUSIP No. 18725U109	13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New River Managment II, LP I.R.S. Identification No.: 65-1166473
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ______________	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 699,918
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 699,918
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 699,918
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14.	TYPE OF REPORTING PERSON OO - limited partnership

CUSIP No. 18725U109	13D	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kirkfield, LLC I.R.S. Identification No.: 54-1725089
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ______________	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 680,504
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 680,504
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 680,504
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14.	TYPE OF REPORTING PERSON OO - limited liability company

CUSIP No. 18725U109	13D	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New River Management V, LP I.R.S. Identification No.: 56-2652938
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ______________	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,250,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,250,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14.	TYPE OF REPORTING PERSON OO - limited partnership

This Amendment No. 20 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated November 26, 1999 and filed on December 6, 1999, as amended by Amendment No. 1 dated March 10, 2000 and filed on March 15, 2000, Amendment No. 2 dated June 8, 2000 and filed on June 9, 2000, Amendment No. 3 dated December 31, 2000 and filed on January 8, 2001, Amendment No. 4 dated February 7, 2001 and filed on March 1, 2001, Amendment No. 5 dated June 6, 2001 and filed on June 8, 2001, Amendment No. 6 dated June 25, 2001 and filed on June 26, 2001, Amendment No. 7 dated September 6, 2001 and filed on September 7, 2001, Amendment No. 8 dated October 23, 2001 and filed on October 26, 2001, Amendment No. 9 dated October 26, 2001 and filed on October 30, 2001, Amendment No. 10 dated August 21, 2002 and filed on August 21, 2002, Amendment No. 11 dated April 29, 2003 and filed on May 2, 2003, Amendment No. 12 dated November 10, 2003 and filed on November 14, 2003, Amendment No. 13 dated June 20, 2005 and filed on June 27, 2005, Amendment No. 14 dated November 17, 2005 and filed on November 23, 2005, Amendment No. 15 dated February 9, 2006 and filed on February 15, 2006, Amendment No. 16 dated May 18, 2006 and filed on May 23, 2006, Amendment No. 17 dated June 13, 2006 and filed on June 15, 2006, Amendment No. 18 dated September 13, 2006 and filed on September 22, 2006, and Amendment No. 19 dated February 26, 2007 and filed on February 27, 2007 (as amended, the “Original Schedule 13D”), relating to the Common Stock, par value $.01 per share (the “Common Stock”), of Clinical Data, Inc., a Delaware corporation (the “Issuer”).  Mr. Randal J. Kirk (“Mr. Kirk”), RJK, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk (“RJK”), New River Management II, LP, a Virginia limited partnership that is controlled by Mr. Kirk (“NRM II”), Kirkfield, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk (“Kirkfield”), and New River Management V, LP, a Delaware limited partnership that is controlled by Mr. Kirk (“NRM V” and, together with Mr. Kirk, RJK, NRM II and Kirkfield, the “Reporting Persons”), are filing this Amendment to disclose the acquisition by NRM V of 2,250,000 shares in an underwritten public offering by the Issuer on July 17, 2007 (the “Offering”).  As described in this Amendment, some of the Common Stock that is beneficially owned by Mr. Kirk is directly beneficially owned by one of the following entities, each of which is controlled by Mr. Kirk: RJK, Kirkfield, Third Security Staff 2001 LLC, a Virginia limited liability company (“Staff LLC”), NRM II, New River Management III, LP, a Virginia limited partnership (“NRM III”), NRM V, Zhong Mei, L.L.C., a Virginia limited liability company (“Zhong Mei”), and Radford Investment Limited Partnership, a Delaware limited partnership (“Radford”).

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

“On July 17, 2007, NRM Vinvested $49,500,000 of cash on hand to purchase 2,250,000 shares of Common Stock at a price of $22.00 per share in the Offering.”

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

“The aggregate number and percentage of shares of Common Stock to which this statement relates is 6,278,656 shares, representing 48.0% of the 13,071,872 shares outstanding as of the date of this report, based upon the number of shares disclosed by the Issuer as of June 5, 2007 in the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2007 (the most recent available filing by the Issuer with the Securities and Exchange Commission) and taking into account the 3,000,000 shares issued in the Offering.  Mr. Kirk directly beneficially owns 1,066,991 of the shares to which this report relates.  The remaining 5,211,665 shares of Common Stock to which this statement relates are directly beneficially owned as follows:

Owner	Shares
Kirkfield	680,504
RJK	731,083
Zhong Mei	41,719
NRM II	699,918
NRM III	193,343
Radford	153,353
Staff LLC	461,745
NRM V	2,250,000

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares directly beneficially owned by Kirkfield, RJK, Zhong Mei, NRM II, NRM III, Radford, Staff LLC and NRM V.”

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

“Other than the purchase of Common Stock in the Offering as reported herein and the issuance of shares of Common Stock in connection with Mr. Kirk’s service to the Issuer as the Chairman of the Board, the Reporting Persons have not engaged in any transactions in shares of Common Stock since the filing of Amendment No. 19 with the Securities and Exchange Commission on February 27, 2007.”

Item 7.	Material to be Filed as Exhibits.

The following documents are being filed as exhibits to this Amendment and are incorporated herein by reference:

Exhibit 99.1	Joint Filing Agreement, dated as of July 20, 2007, by and among Randal J. Kirk, RJK, L.L.C., New River Management II, LP, Kirkfield, L.L.C. and New River Management V, LP

Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2007	/s/ Randal J. Kirk
Randal J. Kirk

Date: July 20, 2007	RJK, L.L.C.

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

Date: July 20, 2007	NEW RIVER MANAGEMENT II, LP

	By:	Third Security Capital Partners, LLC, its general partner

	By:	Third Security, LLC, its managing member

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Sole Member

Date: July 20, 2007	KIRKFIELD, L.L.C.

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

Page 9 of 11 Pages

Date: July 20, 2007	NEW RIVER MANAGEMENT V, LP

	By:	Third Security Capital Partners V, LLC, its general partner

	By:	Third Security, LLC, its managing member

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit Number	Exhibit

Exhibit 99.1	Joint Filing Agreement, dated as of July 20, 2007, by and among Randal J. Kirk, RJK, L.L.C., New River Management II, LP, Kirkfield, L.L.C. and New River Management V, LP

Page 11 of 11 Pages